4Q09 Results

The results of the fourth quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Breakdown of net sales – 2009

Diversified product portfolio

Pro-forma

By Product



Others
2.6%
Milk*
7.0%
Dairy Products
3.4%
Other Processed
7.6%
Poultry
31.3%
Pork / Beef
9.1%
Processed Products
38.9%

By Market



Domestic market
58.1%
Exports
41.9%

* Includes UHT, pasteurized and powdered milk

Highlights

R$ - MILLION

HIGHLIGHTS	4Q09	4Q08	% Ch.	2009	2008	% Ch.
Gross Sales	6,263	3,576	75%	18,589	13,161	41%
Domestic Market	4,185	2,278	84%	11,840	8,104	46%
Exports	2,078	1,298	60%	6,749	5,057	33%
Net Sales	5,306	3,058	73%	15,906	11,393	40%
Gross Profit	1,405	912	54%	3,635	2,759	32%
Gross Margin	*26.5%*	*29.8%*	*(330 bps)*	*22.9%*	*24.2%*	*(130 bps)*
EBIT	276	312	(11%)	350	709	(51%)
Net Income	6	(20)	-	120	54	122%
Net Margin	*0.1%*	*(0.7%)*	-	*0.8%*	*0.5%*	*30 bps*
Adjusted Net Income [1]	6	(20)	-	252	54	364%
Adjusted Net Margin	*0.1%*	*(0.7%)*	-	*1.6%*	*0.5%*	*110 bps*
EBITDA	370	465	(20%)	912	1,159	(21%)
EBITDA Margin	*7.0%*	*15.2%*	*(820 bps)*	*5.7%*	*10.2%*	*(450 bps)*
Earnings per Share [2]	0.01	(0.10)	-	0.28	0.26	8%

(1) Adjusted Net Income - Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2) Consolidated earnings per share (in R$), excluding treasury shares (1,226,090 as of 12.31.09)
2008 Sadia's results were adjusted in accordance with 11,638 law.

Highlights - Proforma

R$ - MILLION

HIGHLIGHTS	4Q09	4Q08	% Ch.	2009	2008	% Ch.
Gross Sales	6,263	7,311	(14%)	24,426	25,353	(4%)
Domestic Market	4,185	4,295	(3%)	15,282	14,711	4%
Exports	2,078	3,016	(31%)	9,144	10,642	(14%)
Net Sales	5,306	6,338	(16%)	20,937	22,121	(5%)
Gross Profit	1,405	1,979	(29%)	4,730	5,621	(16%)
Gross Margin	*26.5%*	*31.2%*	*(470 bps)*	*22.6%*	*25.4%*	*(280 bps)*
EBIT	276	741	(63%)	416	1,458	(71%)
Net Income	6	(1,331)	-	228	(2,435)	-
Net Margin	*0.1%*	*(21.0%)*	-	*1.1%*	*(11.0%)*	-
Adjusted Net Income (1)	6	(1,331)	-	360	(2,435)	-
Adjusted Net Margin	*0.1%*	*(21.0%)*	-	*1.7%*	*(11.0%)*	-
EBITDA	370	1,024	(64%)	1,222	2,324	(47%)
EBITDA Margin	*7.0%*	*16.2%*	*(920 bps)*	*5.8%*	*10.5%*	*(470 bps)*

(1) Adjusted Net Income - Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

2008 Sadia's results were adjusted in accordance with 11,638 law.

EBITDA

R$ - MILLION

Quarterly


14,8%
12,8%
12,5%
15,2%
7,0%
199
207
240
465
370
4Q05
4Q06
4Q07
4Q08
4Q09
EBITDA
EBITDA Margin

2009


14,4%
6,9%
11,5%
8,2%
5,1%
745
456
803
1159
912
2005
2006
2007
2008
2009

Shareholder's Composition

Difuse Control – Equal Rights



Sabiá
0.9%
Previ-BB
13.7%
Petros
9.1%
Valia
3.0%
Sistel
1.5%
ADR's (NYSE)
8.1%
Foreing
Investors
26.5%
Treasury Shares
0.3%
Domestic
Investors
36.9%

Basis: 12.31.09
Number of Common Shares: 436,236,623
Capital Stock: R$ 12.6 billion

01
Market Performance

World Poultry (1) Panorama

Thousand Tons - “Ready to Cook” Equivalent



PRODUCERS
18,829
18,547
USA
12,506
12,105
China
↑ 4.2%
11,900
11,417
Brazil
10,465
10,440
EU - 27
2,895
2,825
Mexico
2,650
2,550
India
19,649
18,893
Others



↑ 6.2%
EXPORTERS
3,520
3,313
Brazil
3,232
3,105
USA
830
825
EU - 27
420
385
Thailand
254
250
China
204
174
Argentina
562
531
Others



CONSUMERS
15,783
15,406
USA
12,637
12,250
China
10,470
10,440
EU - 27
↑ 3.4%
8,381
8,105
Brazil
3,582
3,475
Mexico
2,890
2,750
Russia
24,459
23,687
Others



IMPORTERS
900
870
Russia
830
830
EU - 27
700
680
Japan
695
660
Mexico
650
625
Saudi Arabia
395
385
China
4,033
3,863
Others

- 2010 – Forecast (increase)
- 2010 – Forecast (decrease)
- 2009 – Premilinary

(1) Chicken, special poultry and turkey

Source: USDA (Oct/09)

World Pork Panorama

Thousand Tons - Equivalent Carcass

BRF BRASIL FOODS



PRODUCERS
50,300
48,500
China
22,000
21,900
EU - 27
10,446
10,185
USA
↑ 4.0%
3,249
3,123
Brazil
2,290
2,205
Russia
1,850
1,850
Vietnam
12,112
12,109
Others



EXPORTERS
2,018
1,887
USA
1,250
1,200
EU - 27
1,130
1,100
Canada
↑ 8.5%
700
645
Brazil
240
230
China
150
142
Chile
200
181
Others



CONSUMERS
50,300
48,300
China
20,800
20,750
EU - 27
8,925
8,557
USA
3,039
2,954
Russia
↑ 2.9%
2,549
2,478
Brazil
2,494
2,487
Japan
14,185
14,071
Others



IMPORTERS
1,210
1,210
Japan
750
750
Russia
620
600
Mexico
400
375
South Korea
390
373
USA
348
345
Hong Kong
1,694
1,670
Others

2010 – Forecast (increase)
2010 – Forecast (decrease)
2009 – Premilinary

Source: USDA (Oct/09)

World Beef Panorama

Thousand Tons - Equivalent Carcass



PRODUCERS
11,816
11,631
4.0%
9,290
8,935
8,000
7,950
5,764
5,530
3,200
2,800
2,795
2,660
16,409
16,407
USA
Brazil
EU - 27
China
Argentina
India
Others



20.3%
EXPORTERS
1,870
1,555
1,390
1,350
837
785
700
675
525
517
490
475
1,705
1,442
Brazil
Australia
USA
India
N. Zealand
Canada
Others



CONSUMERS
12,310
12,158
8,310
8,280
0.5%
7,445
7,410
5,751
5,530
2,642
2,420
2,095
1,985
18,044
17,708
USA
EU - 27
Brazil
China
Argentina
India
Others



IMPORTERS
1,304
1,254
780
700
678
672
490
470
335
300
300
250
2,793
2,770
USA
Russia
Japan
EU - 27
Mexico
Vietnan
Others

2010 – Forecast (increase)

2010 – Forecast (decrease)

2009 – Premilinary

Source: USDA (Oct/09)

World Milk Panorama

Thousand Tons



PRODUCERS (1) – Fluid Milk
134,000
133,800
85,820
85,230
47,670
45,865
32,800
32,500
31,290
28,445
↑ 5.0%
30,235
28,795
75,307
64,903
EU-27
USA
India
Russia
China
Brazil
Others



EXPORTERS – Milk Powder
1,134
1,060
690
630
312
272
312
300
182
170
35
30
176
121
New Zealand
EU-27
USA
Australia
Argentina
India
Others



CONSUMERS (2) – Fluid Milk
47,100
45,315
33,800
33,800
27,700
27,683
13,225
11,791
12,150
12,105
↑ 4.4%
11,382
10,900
19,949
19,798
India
EU-27
USA
China
Russia
Brazil
Others



IMPORTERS – Milk Powder
271
255
235
224
230
220
190
180
105
85
↓ 25.0%
80
60
296
126
Algeria
Indonesia
China
Mexico
Russia
Brazil
Others*

2010 – Forecast (increase)
2010 – Forecast (decrease)
2009 – Premilinary

* 2010 do not include Filipinas and Taiwan

(1) Only Cow Milk
(2) Only domestic consumption
Source: USDA (Dec/09)

Brazilian Exports

THOUSAND TONS



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
6,090
700
12%
***
3,520
40%
1,870
26%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
11%
28%
Aggregate Brazilian Market Share
Brazilian Market Share

* Preliminary
** Forecast
*** Poultry (Chicken, special poultry and turkey)

Source: USDA (Oct/09)

Brazilian Exports

Volume (Thousand Tons)

BRF BRASIL FOODS



1,368
1,114
Middle East
1,025
947
Asia
526
495
EU
422
345
Africa
636
403
Others

Chicken	Thousand Tons	Million US$
Jan-Dec 2009	**3,635**	**5,814**
Jan-Dec 2008	3,646	6,949
Ch. %	(0.3)	(16.3)



267
226
Russia
122
108
Hong Kong
57
49
Ukraine
30
22
Angola
201
131
Others

Pork	Thousand Tons	Million US$
Jan-Dec 2009	**607**	**1,226**
Jan-Dec 2008	529	1,479
Ch. %	14,7	(17.1)



391
334
Russia
207
162
Hong Kong
151
151
EU
89
81
Iran
598
464
Others

Beef	Thousand Tons	Million US$
Jan-Dec 2009	**1,245**	**4,118**
Jan-Dec 2008	1,382	5,325
Ch. %	(9.9)	(22.7)

▫ *Jan/Dec 2009 – increase*
▫ *Jan/Dec 2009 – decrease*

Sources: ABEF, ABIPECS, ABIEC (Dec/09)

World Meat Trade

Million Tons



***
10.0
8.0
6.0
4.0
2.0
CAGR = 5.4%
CAGR = 2.0%
CAGR = 6.2%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010**

* Preliminary
** Projection
*** Poultry (Chicken, special poultry and turkey)
Source: USDA (Oct/09)

World meat per capita consumption

Kg / Year

							TOTAL	
	2009 [1]	2010 [2]	2009 [1]	2010 [2]	2009 [1]	2010 [2]	2009 [1]	2010 [2]
Hong Kong	22.7	24.0	65.1	65.4	36.9	38.1	124.7	127.5
USA	40.2	39.3	29.1	27.7	42.6	43.3	111.9	110.3
Argentina	64.6	58.5	6.2	6.1	32.5	33.9	103.3	98.5
Australia	35.0	35.1	22.0	22.1	34.7	34.7	91.7	91.9
Brazil	37.3	37.0	12.5	12.7	39.4	40.2	89.2	89.9
Canada	32.3	32.3	24.9	22.7	28.8	29.4	86.0	84.4
EU-27	16.9	16.8	42.3	42.2	17.5	17.6	76.7	76.6
Chile	23.4	24.1	21.1	21.1	27.0	28.4	71.5	73.6
Taiwan	5.0	5.0	41.7	41.8	25.0	25.6	71.7	72.4
Kuwait	-	-	-	-	72.5	71.7	72.5	71.7
Mexico	16.8	17.0	15.0	15.1	29.6	30.0	61.4	62.1
United Arab	-	-	-	-	61.7	59.5	61.7	59.5
Russia	13.8	14.3	20.7	21.4	19.0	20.1	53.5	55.8
South Korea	11.4	12.3	29.2	29.4	13.7	14.0	54.3	55.7
Uruguay	56.1	51.6	-	-	-	-	56.1	51.6
China	4.3	4.1	36.1	37.3	9.1	9.4	49.5	50.8
Venezuela	17.7	13.4	4.7	4.7	31.7	32.0	54.1	50.1
New Zealand	28.5	28.2	21.8	21.9	-	-	50.3	50.1
South Africa	14.0	14.1	3.7	3.8	28.2	29.0	45.9	46.9
Colombia	16.3	18.0	4.4	4.5	23.0	23.1	43.7	45.6
Ukraine	8.9	8.6	16.0	17.0	17.8	18.3	42.7	43.9

1 Preliminary
2 Forecast

Source: USDA (Oct/09)

Dairy products consumption in Brazil



Fluid Milk Production
Million Tons
CAGR: 4.5%
24.3
25.2
26.8
27.8
28.8
30.2
2005
2006
2007
2008
2009
2010*



Per Capita Consumption
(in milk equivalent)
Kg Per Capita/Year
CAGR: 3.4%
131.7
135.1
142.6
146.7
150.4
155.9
2005
2006
2007
2008
2009
2010*

* Forecast
Fonte: USDA (Dec/09)

Average milk prices paid to producers

R$ / Liter




Ch. 2009/ 2008 = (3.4%)
0.80
0.65
0.50
0.610
0.602
0.591
J F M A M J J A S O N D
2008
2009
2010

Average	MG	RS	SP	PR	GO	BA	SC	BR
4Q09	0.6460	0.6023	0.6769	0.6391	0.6465	0.6347	0.6056	0.6460
4Q08	0.6054	0.5622	0.6434	0.5520	0.5928	0.6099	0.5340	0.5962
Ch. (%)	6.7	7.1	5.2	15.8	9.1	4.1	13.4	8.3
2009	0.6674	0.6469	0.7032	0.6651	0.6593	0.6179	0.6535	0.6689
2008	0.7055	0.6445	0.7260	0.6473	0.7157	0.6285	0.6284	0.6967
Ch. (%)	(5.4)	0.4	(3.1)	2.8	(7.9)	(1.7)	4.0	(4.0)

Source: CEPEA

Supply milk index versus milk prices

BRF
BRASIL FOODS


1.000
0.750
0.500
0.250
R$/liter
160
145
130
115
100
Basis 100 = Jun/2004
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
In natura milk price
Supply milk index

Source: CEPEA – Supply milk index (ICAP –L)

Grain supply and demand balance (Brazil)

BRF BRASIL FOODS

Million Tons

	(Feb/Jan)	2007/08	2008/09	2009/10[1]	Ch. %
SOYBEANS	Beginning Stocks	3.7	4.5	0.7	(85.1)
	Production	60.0	57.2	66.7	16.7
	Imports	0.1	0.1	0.1	(30.0)
	Consumption	34.8	32.6	36.3	11.5
	Exports	24.5	28.6	26.4	(7.6)
	Ending Stocks	4.5	0.7	4.8	604.9
CORN	Beginning Stocks	3.3	11.9	11.0	(7.0)
	Production	58.7	51.0	51.4	0.7
	Crop	*40.0*	*33.7*	*32.4*	*(3.8)*
	2nd Crop	*18.7*	*17.3*	*19.0*	*9.5*
	Imports	0.8	1.1	0.8	(33.8)
	Consumpton	44.5	45.2	46.0	1.8
	Exports	6.4	7.8	8.0	3.0
	Ending Stocks	11.9	11.0	9.1	(17.1)

[1] Forecast

Source: Conab (Feb/09)

Wholesale price evolution

R$ / Bag 60 Kg

SOYBEAN
Ponta Grossa - PR



Ch. 2009/2008 = (17.1%)
55
50
45
40
49.40
44.62
44.06
J F M A M J J A S O N D
2008
2009
2010

CORN
Cascavel - PR



Ch. 2009/2008 = 2.3%
30
25
20
15
10
21.38
17.76
16.31
J F M A M J J A S O N D

Source: FNP Institute

Grain supply and demand balance (USA)

Million Tons

	(Sep/Aug)	2007/08	2008/09[1]	2009/10[2]	Ch. %
SOYBEANS	Beginning Stocks	15.6	5.6	3.8	(32.7)
	Production	72.9	80.7	91.5	13.3
	Imports	0.3	0.4	0.2	(38.5)
	Consumption	51.6	48.0	51.6	7.6
	Ethanol	*49.1*	*45.2*	*46.8*	3.5
	Feed	*2.5*	*2.6*	*2.6*	(1.1)
	Others	*0.0*	*0.2*	*2.3*	1283.3
	Exports	31.5	34.9	38.1	9.1
	Ending Stocks	5.6	3.8	5.7	52.2
CORN	Beginning Stocks	33.1	41.3	42.5	3.0
	Production	331.2	307.1	334.0	8.8
	Imports	0.5	0.4	0.3	(28.6)
	Consumption	261.6	259.0	282.3	9.0
	Crushings	*77.4*	*93.4*	*109.2*	16.9
	Seed	*150.2*	*133.3*	*141.0*	5.8
	Others	*34.0*	*32.4*	*32.1*	(0.8)
	Exports	61.9	47.2	50.8	7.6
	Ending Stocks	41.3	42.5	43.7	2.7

[1] Preliminary
[2] Forecast
Source: USDA (Feb/09)

Wholesale price evolution



US$ / Bushel
SOYBEANS
16.0
14.0
12.0
10.0
8.0
6.0
J F M A M J J A S O N D
Ch. 2009/2008 = (16.1%)
10.32
9.81
8.71
CORN
7.0
6.0
5.0
4.0
3.0
2.0
2008
2009
2010
Ch. 2009/2008 = (28.1%)
4.02
3.86
3.71

Source: Bloomberg

Brazilian real income versus processed food

(1999 = 100)



100
101
105
120
117
128
141
160
181
200
198
212
100
99
95
92
82
81
82
85
88
90
93
94
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 *
Real Income
Processed Food

* Forecast
Source: IBGE

02

Market Share

Specialty meats

(%)



24.4 24.6 24.8 24.8 25.4 25.5 25.3 25.9 27.2 28.8 27.2 28.4 26.0
23.6 23.9 24.2 24.1 24.7 25.0 24.5 25.2 25.7
8.3 9.6 6.6 7.4 8.2 8.2 8.3 8.4 8.3 8.7 8.3
5.1 5.3 6.3 5.3 4.5 4.4 4.3 4.0 4.2 4.0 3,9
3.1 3.4 2.7 3.2
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Nov-Dec
Perdigão
Sadia
Aurora
Seara
Marfrig

2009



Salamis 1.5%
Others 2.2%
Hams 14.3%
Sausages 39.6%
Bologna 19.5%
Frankfurter 22.9%

Annual Average Growth	
2009 x 2008	8.7%
2008 x 2007	(1.7%)
Annual 95/09	9.7%
Market 2009	**Ch. 09/08**
R$ 14.7 bi	5%

In volumes
Source: AC Nielsen
YTD: Jan09 - Dec09

Frozen products

(%)



51.5
47.3
41.8
41.2
40.0
40.2
41.1
38.8
38.6
42.6
43.4
30.6
29.6
33.3
34.5
34.5
34.8
35.4
36.3
34.9
31.0
29.9
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Oct-Nov
Perdigão
Sadia

Annual Average Growth	
2009 x 2008	(1.6%)
2008 x 2007	6.1%
Annual 01/09	8.8%

In volumes
Source: AC Nielsen
YTD: Dec08 – Nov09

Frozen meats

(%)



47.9
43.0
37.6
37.7
37.4
37.1
35.9
35.8
35.5
38.4
38.8
31.2
31.0
33.4
34.2
34.0
34.5
34.9
35.6
34.1
31.9
30.5
6.8
6.4
6.9
8.4
6.0
4.6
5.3
5.4
6.8
4.6
3.7
5.4
5.6
6.1
5.1
5.2
4.1
3.5
3.5
3.1
3.0
2.7
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Oct-Nov
Perdigão
Sadia
Seara
Marfrig

2009



Others
2.2%
Hamburguers
39.0%
Meatballs
2.0%
Kibes
1.4%
Nuggets
19.3%
Cuts
13.1%
Steak
23.0%

Annual Average Growth	
2009 x 2008	(5.0%)
08 x 07	8.3%
Annual 95/08	14.2%
Market 2009	**Ch. 09/08**
R$ 2.3 bi	(5%)

In volumes
Source: AC Nielsen
YTD: Dec08 - Nov09

Pastas

(%)



62.3
58.3
55.1
57.4
53.4
53.3
53.1
49.3
50.6
51.7
52.5
31.9
32.3
37.9
34.8
38.0
38.1
39.3
41.8
37.4
32.6
31.4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Oct-Nov
Perdigão
Sadia

Annual Average Growth	
2009 x 2008	8.3%
2008 x 2007	19.3%
Annual 98/09	22.4%
Market 2009	**Ch. 09/08**
R$ 515 mi	21%

In volumes
Source: AC Nielsen
YTD: Dec08 - Nov09

Pizzas

(%)



37.5
37.5
30.9
30.2
34.1
32.2
36.5
36.4
34.5
34.2
35.5
33.1
34.1
10.3
14.9
23.4
28.5
30.6
29.2
29.6
31.3
33.8
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Nov-Dec
Perdigão
Sadia

Annual Average Growth	
2009 x 2008	13.1%
2008 x 2007	3.6%
Annual 00/09	12.7%
Market 2009	**Ch. 09/08**
R$ 478 mi	24%

In volumes
Source: AC Nielsen
YTD: Jan09 - Dec09

Dairy Products

(%)



20.4
19.3
16.7
15.4
17.0
18.4
16.2
19.9
16.1
14.9
14.7
15.7
15.2
16.5
14.0
12.5
12.8
14.6
15.0
12.8
12.7
6.4
6.4
7.5
7.6
6.5
6.5
6.1
6.1
6.2
5.9
4.7
4.6
5.7
5.1
5.1
4.9
4.6
4.3
5.7
4.8
3.9
2004
2005
2006
2007
2008
2009
Oct-Nov
Perdigão*
Danone
Itambé
Leco/Vigor
Nestlé
Paulista

2009



Fermented Milk
8.2%
Petit Suisse
5.3%
Desserts
3.2%
Yogurts
83.3%

Annual Average Growth	
2009 x 2008	7.7%
2008 x 2007	3.2%
Annual 03/09	6.5%
Market 2009	**Ch. 09/08**
R$ 4.0 bi	8%

In volumes
Source: AC Nielsen
YTD: Dec08 - Nov09
* Includes Batavo and Elegê consolidated (since 2006)

Margarines

(%)



42.9
44.6
28.9
28.0
14.5
15.5
3.5
3.5
2008
2009
Perdigão
Sadia
Bunge
Unilever

Annual Average Growth	
2009 x 2008	(1.4%)
2008 x 2007	3.2%

In volumes
Source: AC Nielsen
YTD: Jan09 – Dec09

03

Company's Performance

Investments

BRF BRASIL FOODS

Pro-forma 2009: R$ 802.8 million



Vitória de Santo Antão 6.8%
Lucas do Rio Verde 9.3%
Bom Conselho/ Três de Maio 12.3%
New Projects 3.2%
Productivity and Optimization 68.4%

Investments in Breeder Stock in 2009: R$368 million

P.S.: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances

Sales – 4Q09

Corporate Law

Domestic Market

	THOUSAND TONS			R$ MILLION		
	4Q09	4Q08	% CH.	4Q09	4Q08	% CH.
Meats	**477**	**218**	**118**	**2,923**	**1,293**	**126**
In Natura	81	36	124	401	160	150
Poultry	45	29	55	202	121	67
Pork/Beef	36	7	398	199	39	405
Elaborated/Processed (meats)	396	182	117	2,522	1,133	123
Dairy Products	**250**	**291**	**(14)**	**625**	**716**	**(13)**
Milk	196	226	(14)	387	425	(9)
Dairy Products/Juice/Others	54	64	(16)	238	290	(18)
Other Processed	**99**	**27**	**264**	**500**	**154**	**224**
Soybean Products/ Others	**65**	**53**	**23**	**138**	**115**	**19**
Total	**891**	**590**	**51**	**4,185**	**2,278**	**84**
Processed	**549**	**274**	**100**	**3,260**	**1,578**	**107**
% Total Sales	**62**	**46**	**-**	**78**	**69**	**-**

Export Market

	THOUSAND TONS			R$ MILLION		
	4Q09	4Q08	% CH.	4Q09	4Q08	% CH.
Meats	**524**	**242**	**117**	**2,048**	**1,248**	**64**
In Natura	426	199	115	1,544	975	58
Poultry	357	163	120	1,232	738	67
Pork/Beef	69	36	92	312	236	32
Elaborated/Processed (meats)	98	43	128	504	274	84
Dairy Products	**1**	**5**	**(79)**	**6**	**47**	**(88)**
Milk	0	5	(95)	1	44	(97)
Dairy Products/Juice/Others	1	0	99	5	3	66
Other Processed	**5**	**0**	**1,359**	**24**	**2**	**993**
Soybean Products/ Others	**-**	**-**	**-**	**-**	**-**	**-**
Total	**530**	**247**	**114**	**2,078**	**1,298**	**60**
Processed	**104**	**44**	**137**	**533**	**279**	**91**
% Total Sales	**20**	**18**	**-**	**26**	**21**	**-**

Sales – 4Q09

Corporate Law

BRF BRASIL FOODS

	THOUSAND TONS			R$ MILLION		
TOTAL	4Q09	4Q08	% CH.	4Q09	4Q08	% CH.
Meats	**1,001**	**460**	**118**	**4,971**	**2,542**	**96**
In Natura	507	235	116	1,945	1,135	71
Poultry	402	192	110	1,434	859	67
Pork/Beef	105	43	143	511	276	85
Elaborated/Processed (meats)	494	225	119	3,026	1,407	115
Dairy Products	**251**	**296**	**(15)**	**630**	**763**	**(17)**
Milk	196	231	(15)	388	470	(17)
Dairy Products/Juice/Others	55	65	(16)	243	293	(17)
Other Processed	**104**	**28**	**277**	**523**	**156**	**235**
Soybean Products/ Others	**65**	**53**	**23**	**138**	**115**	**19**
Total	**1,421**	**837**	**70**	**6,263**	**3,576**	**75**
Processed	**653**	**318**	**105**	**3,792**	**1,856**	**104**
% Total Sales	**46**	**38**	**-**	**61**	**52**	**-**

Sales –2009

Corporate Law

BRF BRASIL FOODS

Domestic Market

	THOUSAND TONS			R$ MILLION		
	2009	2008	% CH.	2009	2008	% CH.
Meats	**1,284**	**816**	**57**	**7,376**	**4,250**	**74**
In Natura	246	165	50	1,149	677	70
Poultry	161	126	27	689	491	40
Pork/Beef	86	39	121	460	187	147
Elaborated/Processed (meats)	1,038	651	59	6,227	3,573	74
Dairy Products	**1,009**	**1,128**	**(11)**	**2,627**	**2,807**	**(6)**
Milk	799	880	(9)	1,682	1,690	(0)
Dairy Products/Juice/Others	210	247	(15)	945	1,117	(15)
Other Processed	**254**	**106**	**140**	**1,319**	**603**	**119**
Soybean Products/ Others	**268**	**219**	**23**	**518**	**443**	**17**
Total	**2,815**	**2,268**	**24**	**11,840**	**8,104**	**46**
Processed	**1,502**	**1,004**	**50**	**8,491**	**5,293**	**60**
% Total Sales	**53**	**44**	**-**	**72**	**65**	**-**

Export Market

	THOUSAND TONS			R$ MILLION		
	2009	2008	% CH.	2009	2008	% CH.
Meats	**1,623**	**1,096**	**48**	**6,646**	**4,923**	**35**
In Natura	1,378	909	52	5,269	3,834	37
Poultry	1,155	767	51	4,230	3,015	40
Pork/Beef	223	142	57	1,040	819	27
Elaborated/Processed (meats)	246	187	31	1,376	1,089	26
Dairy Products	**4**	**16**	**(75)**	**21**	**128**	**(83)**
Milk	2	13	(83)	11	107	(89)
Dairy Products/Juice/Others	2	3	(41)	10	21	(54)
Other Processed	**10**	**1**	**557**	**43**	**7**	**526**
Soybean Products/ Others	**9**	**-**	**-**	**39**	**-**	**-**
Total	**1,645**	**1,114**	**48**	**6,749**	**5,057**	**33**
Processed	**257**	**192**	**34**	**1,429**	**1,117**	**28**
% Total Sales	**16**	**17**	**-**	**21**	**22**	**-**

Sales – 2009
Corporate Law

BRF BRASIL FOODS

	THOUSAND TONS			R$ MILLION		
TOTAL	**2009**	**2008**	**% CH.**	**2009**	**2008**	**% CH.**
Meats	**2,907**	**1,912**	**52**	**14,022**	**9,173**	**53**
In Natura	1,624	1,074	51	6,419	4,511	42
Poultry	1,315	893	47	4,918	3,505	40
Pork/Beef	308	181	71	1,500	1,006	49
Elaborated/Processed (meats)	1,283	838	53	7,603	4,662	63
Dairy Products	**1,013**	**1,143**	**(11)**	**2,649**	**2,935**	**(10)**
Milk	801	893	(10)	1,694	1,797	(6)
Dairy Products/Juice/Others	212	251	(15)	955	1,138	(16)
Other Processed	**264**	**107**	**146**	**1,362**	**610**	**123**
Soybean Products/ Others	**276**	**219**	**26**	**557**	**443**	**26**
Total	**4,461**	**3,381**	**32**	**18,589**	**13,161**	**41**
Processed	**1,760**	**1,196**	**47**	**9,920**	**6,410**	**55**
% Total Sales	**39**	**35**	**-**	**53**	**49**	**-**

Breakdown of net sales

Corporate Law



3.6%
3.6%
2.4%
1.4%
30.5%
23.8%
6.4%
3.9%
2.7%
3.3%
13.5%
20.3%
0.1%
1.1%
26.2%
26.3%
6.4%
7.2%
7.9%
9.0%
0.4%
0.1%
Poultry - DS
Pork/Beef - DS
Processed Meats - DS
Other Processed - DS
Others - DS
Dairy Products - DS
Dairy - E
Poultry - E
Pork/Beef - E
Processed Meats - E
Other Processed and Others - E
2009
2008

DS – Domestic Sales
E – Exports

Distribution Channels

Corporate Law

% In Sales Revenues

2009



Institutional
8.2%
Wholesale
19.0%
Small Stores
15.1%
Supermarket
57.8%

2008



Institutional
7.4%
Wholesale
20.1%
Small Stores
9.3%
Supermarket
63.2%

Exports by region

Corporate Law

% Net Sales



2009
Other Countries 16.0%
Middle East 32.7%
Eurasia 9.4%
Far East 16.7%
Europe 25.2%



2008
Other Countries 14.7%
Middle East 25.6%
Eurasia 14.6%
Far East 22.9%
Europe 22.2%

Debt

Corporate Law

R$ - Million

	ON 12/31/09			ON 12/31/08	
DEBT	**CURRENT**	**NONCURRENT**	**TOTAL**	**TOTAL**	**% Ch.**
Local Currency	1,914	2,305	4,218	1,228	243%
Foreing Currency	1,000	3,580	4,580	4,138	11%
Gross Debt	**2,914**	**5,884**	**8,798**	**5,366**	**64%**
Cash Investments					
Local Currency	2,393	394	2,787	772	261%
Foreing Currency	1,851	283	2,134	1,204	77%
Total Cash Investments	**4,244**	**677**	**4,920**	**1,976**	**149%**
Net Accounting Debt	**(1,330)**	**5,208**	**3,878**	**3,390**	**14%**
Exchange Rate Exposure - US$ Million			**(1,092)**	**(581)**	**87%**

Cash Flow

Corporate Law

R$ - Million

CASH FLOW	2009	2008
Cash Flow from Operating Activities		
Net Income	120	54
Adjustments to Reconcile Net Income Cash Provide By	140	1,222
	260	**1,276**
Variation:		
Trade Accounts Payable, Net	119	(195)
Investories	245	(465)
Suppliers	(29)	256
Other Assets and Liabilties	(128)	(344)
	467	**528**
Cash Flow from Investments Activities		
Cash Investments	(888)	97
Investments in Fixed Assets	(402)	(1,737)
Business Acquisition	66	13
	(1,223)	**(1,628)**
Cash Flow from Financial Activities		
Loans and Financing	(3,606)	1,199
Capital Increase	5,290	33
Capital distribution to minority shareholders	(92)	0
Dividends and Interest Over Capital Paid	(25)	(114)
	1,568	**1,118**
Exchange variation effect on cash and cash equivalents	**(147)**	**106**
Net Increase (Decrease) in Cash	**665**	**125**

Consolidated financial statements – 4Q09

Corporate Law

R$ – Million

DRE	4Q09	% ROL	4Q08	% ROL	VAR. %
Gross Sales	**6,263**	**118**	**3,576**	**117**	**75**
Domestic Market	4,185	79	2,278	74	84
Exports	2,078	39	1,298	42	60
Sales Deduction	(957)	(18)	(518)	(17)	85
Net Sales	**5,306**	**100**	**3,058**	**100**	**73**
Cost of Sales	(3,901)	(74)	(2,147)	(70)	82
Gross Profit	**1,405**	**26**	**912**	**30**	**54**
Operating Expenses	(1,129)	(21)	(600)	(20)	88
Commercial	(1,040)	(20)	(563)	(18)	85
Administrative	(89)	(2)	(37)	(1)	137
Income Before Financial Results (EBIT)	**276**	**5**	**312**	**10**	**(11)**
Fiancial Expenses, Net	(49)	(1)	(384)	(13)	-
Financial Expenses	(122)	(2)	(669)	(22)	-
Financial Revenues	73	1	285	9	-
Other Operating Results/Equity Accounting	(181)	(3)	(139)	(5)	30
Income after Financial Expenses and Other	**46**	**1**	**(211)**	**(7)**	-
Income Tax and Social Contribution	(26)	(0)	191	6	-
Employees'/Manangement Profit Sharing	(14)	(0)	0	0	-
Non Controlling Shareholders	(0)	(0)	(0)	(0)	-
Net Income	**6**	**0**	**(20)**	**(1)**	-
EBITDA	**370**	**7**	**465**	**15**	**(20)**

Consolidated financial statements – 2009

Corporate Law

R$ - Million

DRE	2009	% ROL	2008	% ROL	VAR. %
Gross Sales	**18,589**	**117**	**13,161**	**116**	**41**
Domestic Market	11,840	74	8,104	71	46
Exports	6,749	42	5,057	44	33
Sales Deduction	(2,683)	(17)	(1,768)	(16)	52
Net Sales	**15,906**	**100**	**11,393**	**100**	**40**
Cost of Sales	(12,271)	(77)	(8,634)	(76)	42
Gross Profit	**3,635**	**23**	**2,759**	**24**	**32**
Operating Expenses	(3,285)	(21)	(2,050)	(18)	60
Commercial	(3,054)	(19)	(1,891)	(17)	62
Administrative	(231)	(1)	(159)	(1)	45
Income Before Financial Results (EBIT)	**350**	**2**	**709**	**6**	**(51)**
Fiancial Expenses, Net	241	2	(630)	(6)	-
Financial Expenses	347	2	(1,247)	(11)	-
Financial Revenues	(106)	(1)	616	5	-
Other Operating Results/Equity Accounting	(257)	(2)	(262)	(2)	(2)
Income after Financial Expenses and Other	**334**	**2**	**(184)**	**(2)**	-
Income Tax and Social Contribution	(65)	(0)	255	2	-
Employees'/Manangement Profit Sharing	(21)	(0)	(17)	(0)	23
Non Controlling Shareholders	4	0	(0)	(0)	-
Net Income	120	**2**	54	**0**	-
Adjusted Net Income (1)	**252**	**2**	**54**	**0**	-
EBITDA	**912**	**6**	**1,159**	**10**	**(21)**

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

Added value distribution

R$ - Million

Added Value Distribution	2009	2008
Human Resources	2,159	1,320
Taxes	2,613	1,201
Interest	(257)	1,311
Interest on Shareholders Equity	100	76
Retention	20	(22)
Minority Interest	(4)	0
Total	**4,632**	**3,887**

Shares performance

BRF BRASIL FOODS

BRFS3 NOVO MERCADO

	4Q09	4Q08	2009	2008
Share price - R$*	45.37	29.74	45.37	29.74
Traded Shares (Volume) - Milions	99.8	45.9	318.8	209.4
Performance	(1.9%)	(18.3%)	52.6%	(32.8%)
Bovespa Index	13.4%	(24.2%)	82.7%	(41.2%)
IGC (Brazil Corp. Gov. Index)	13.2%	(21.8%)	83.4%	(45.6%)
ISE (Corp. Sustainability Index)	12.8%	(28.6%)	66.4%	(41.1%)

BRFS LISTED NYSE

	4Q09	4Q08	2009	2008
Share price - US$*	52.37	26.38	52.37	26.38
Traded Shares (Volume) - Milions	24.5	14.1	68.9	45.3
Performance	2.5%	(32.6%)	98.5%	(46.4%)
Dow Jones Index	9.7%	(19.1%)	18.8%	(33.8%)

** Closing Price*

Shareholders' value

R$ - Million



25.000
20.000
15.000
10.000
5.000
0
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
19,792
13,135
Market Value
Book Value

Monthly traded volume

4th Quarter 2009: US$ 61.9 million/day –278% higher

2009: US$ 39.2 million/day – 46% higher



Volume (US$ million)
1.500
1.400
1.300
1.200
1.100
1.000
900
800
700
600
500
400
300
200
100
-
35
30
25
20
15
10
5
0
Price us$
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
BRFS3
BRFS
Price BRFS3 (US$)

Shares Performance

Basis 100 (Dec/04)


450
350
250
150
50
Dec-04
Apr-05
Jul-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
IBOV
262
BRFS3
238

ADR Performance

Basis 100 (Dec04)


650
500
350
200
50
Dec-04
Apr-05
Jul-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
BRFS
355
Dow Jones
97

BRF BRASIL FOODS

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa.

BRFS3 NOVO MERCADO BM&FBOVESPA

Ibovespa

BRFS LISTED NYSE

Índice de Sustentabilidade Empresarial ISE

IBRI

abrasca companhia associada

Selo Assiduidade APIMEC-SP

http: //www.brasilfoods.com/ir